# Perrone Robotics, Inc.

Consolidated Financial Statements    (Unaudited)

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

**PERRONE ROBOTICS, INC.**

Table of Contents



## REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Perrone Robotics, Inc.
Crozet, Virginia

We have reviewed the accompanying consolidated financial statements of Perrone Robotics, Inc. and subsidiary (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole.  Accordingly, we do not express such an opinion.

### Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA.  Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

*Keiter*

November 23, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000  F:804.747.3632

www.keitercpa.com

**PERRONE ROBOTICS, INC.**

Consolidated Balance Sheets
December 31, 2019 and 2018

| | | 2019 | | 2018 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash | $ | 44,607 | $ | 223,419 |
| Accounts receivable | | 5,448 | | 35,846 |
| Prepaid expenses and other | | 8,333 | | 17,767 |
| Total current assets | | 58,388 | | 277,032 |
| Property and equipment - net | | 162,575 | | 213,755 |
| | $ | 220,963 | $ | 490,787 |
| **Liabilities and Stockholders' Equity (Deficit)** | | | | |
| Current liabilities: | | | | |
| Notes payable - current | $ | 9,685 | $ | 4,032 |
| Note payable - related party | | 5,500 | | - |
| Accounts payable | | 144,052 | | 88,419 |
| Accrued expenses | | 322,690 | | 273,164 |
| Total current liabilities | | 481,927 | | 365,615 |
| Non-current liabilities: | | | | |
| Notes payable - long term | | 29,298 | | 18,511 |
| Total liabilities | | 511,225 | | 384,126 |
| Stockholders' equity (deficit): | | | | |
| Common stock at $0.001 par value, authorized 14,351,851 shares, 10,019,604 shares issued and outstanding as of December 31, 2019 and 2018 | | 10,019 | | 10,019 |
| Preferred stock at $0.001 par value, authorized 1,851,851 shares, 1,210,647 shares issued and outstanding as of December 31, 2019 and 2018 | | 1,211 | | 1,211 |
| Additional paid-in capital | | 2,617,862 | | 2,586,964 |
| Accumulated deficit | | (2,919,354) | | (2,491,533) |
| Total stockholders' equity (deficit) | | (290,262) | | 106,661 |
| | $ | 220,963 | $ | 490,787 |

See report of independent accountants and accompanying notes to consolidated financial statements.

**PERRONE ROBOTICS, INC.**

Consolidated Statements of Operations
Years Ended December 31, 2019 and 2018

|  | 2019 | 2018 |
|---|---|---|
| Revenues | $ 1,855,453 | $ 3,049,430 |
| Operating expenses | 2,274,627 | 3,586,294 |
| Operating loss | (419,174) | (536,864) |
| Other income (expenses): |  |  |
| Interest expense | (11,269) | (7,672) |
| Other income | 2,622 | 8,588 |
| Total other income (expenses) | (8,647) | 916 |
| Net loss | $ (427,821) | $ (535,948) |

See report of independent accountants and accompanying notes to consolidated financial statements.

# PERRONE ROBOTICS, INC.

Consolidated Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2019 and 2018

| | Common Stock | Preferred Stock | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2018, restated (Note 11) | $ 10,019 | $ 1,211 | $ 2,554,196 | $ (1,955,585) | $ 609,841 |
| Stock compensation expense | - | - | 32,768 | - | 32,768 |
| Net loss | - | - | - | (535,948) | (535,948) |
| Balance, December 31, 2018 | 10,019 | 1,211 | 2,586,964 | (2,491,533) | 106,661 |
| Stock compensation expense | - | - | 30,898 | - | 30,898 |
| Net loss | - | - | - | (427,821) | (427,821) |
| Balance, December 31, 2019 | $ 10,019 | $ 1,211 | $ 2,617,862 | $ (2,919,354) | $ (290,262) |

See report of independent accountants and accompanying notes to consolidated financial statements.

# PERRONE ROBOTICS, INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2018

|  | 2019 | 2018 |
|---|---:|---:|
| Cash flows from operating activities: |  |  |
| Net loss | $ (427,821) | $ (535,948) |
| Adjustments to reconcile net loss to net cash from operating activities: |  |  |
| Depreciation | 84,685 | 144,988 |
| Stock compensation expense | 30,898 | 32,768 |
| Changes in operating assets and liabilities: |  |  |
| Accounts receivable | 30,398 | 290,816 |
| Prepaid expenses and other | 9,434 | 4,646 |
| Accounts payable | 55,633 | (86,710) |
| Accrued expenses | 49,526 | 125,391 |
| Net cash used in operating activities | (167,247) | (24,049) |
|  |  |  |
| Cash flows used in investing activities: |  |  |
| Purchase of property and equipment | (11,418) | (47,435) |
|  |  |  |
| Cash flows from financing activities: |  |  |
| Payments on notes payable | (5,647) | (1,422) |
| Proceeds from notes payable - related party | 60,000 | - |
| Payments on notes payable - related party | (54,500) | - |
| Net cash used in financing activities | (147) | (1,422) |
|  |  |  |
| Net change in cash | (178,812) | (72,906) |
|  |  |  |
| Cash, beginning of year | 223,419 | 345,722 |
|  |  |  |
| Cash, end of year | $ 44,607 | $ 272,816 |
|  |  |  |
| Supplemental Disclosures of Cash Flow Information: |  |  |
| Cash paid for interest | $ 11,269 | $ 7,672 |
|  |  |  |
| Supplemental Non-Cash Investing and Financing Activities: |  |  |
| Financed acquisition of vehicles | $ 22,087 | $ 23,965 |

See report of independent accountants and accompanying notes to consolidated financial statements.

1. **Summary of Significant Accounting Policies:**

   **Nature of Business:** Perrone Robotics, Inc. (PRI) and its subsidiary, Perrone Automotive Robotic Test Systems, Inc. (PARTS) (collectively, the "Company") were incorporated in the State of Delaware during 2016 with operations in Crozet, Virginia. PRI is a developer of mobile autonomous robotics solutions and software. PARTS is a wholly owned subsidiary that develops and sells the hardware components that work in conjunction with the software developed by PRI.

   **Management's Plans:** The Company's strategic plan is to raise funds concurrent with ongoing customer projects to grow the opportunities with those customers, increase headcount, generate greater awareness of the company's technology and capabilities, grow sales/revenue, and end up in a high value position in a high value market. We will achieve this by 1) raising up to $1M in funds in a Regulation CF round of funding, 2) bolster success with three current customers, each with volume opportunity, 3) generate publicity and follow on sales, 4) close a Regulation A round of $10M+, 5) apply such funds to increase sales/marketing/engineering and lower costs of product offerings, and then 6) by end of 2021 achieve a target of 50+ vehicles with our technology deployed and with over $11M revenue for the year. At this point the Company will be a high value acquisition target in a market where $500M to $1B buyouts are reasonable comparatives. In parallel, the Company will pursue further growth equity and revenue in 2022 to expand our business further in an emerging/massive market space. The Company believes the combination of its strategic plan and planned crowdfunding equity raise will enable the Company to continue as a going concern for a reasonable period of time.

   **Consolidation:** The consolidated financial statements include the accounts of Perrone Robotics, Inc. and its wholly owned subsidiary, Perrone Automotive Robotic Test Systems, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

   **Basis of Presentation:** The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   **Use of Estimates:** The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

   **Cash:** The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash.

1.    **Summary of Significant Accounting Policies, Continued:**

**Accounts Receivable:**  Accounts receivable represents receivables recorded at the invoiced amount from customers in the ordinary course of business, and do not bear interest.  The Company evaluates the collectability of its accounts receivables based on a combination of factors.  The Company regularly analyzes its significant customer accounts and when it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as the case of bankruptcy filings or deterioration in the customer's operating results or financial positions, the Company records a specific estimated bad debt expense as an allowance for doubtful accounts to reduce the related receivable amount to what it reasonably believes will be collected. Management determined no allowance for doubtful accounts to be necessary at December 31, 2019 and 2018.

**Property and Equipment:**  Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed by using the straight-line method based upon the estimated useful lives of the related assets ranging from 5 to 7 years. Leasehold improvements are depreciated over the lessor of their useful life or related lease term.  Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred.  When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations.

**Revenue Recognition:**  The Company recognizes revenues as projects and deliverables are completed and shipped to the customer, who is then billed for the product.  Services performed are recognized when completed and billed.

**Advertising Costs:** Advertising costs are expensed as incurred. Advertising costs were $2,907 for 2019 and $50,839 for 2018.

**Stock-Based Compensation:** The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the consolidated statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

**Concentrations and Credit Risk:** Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.  Receivables, consisting of trade accounts receivables, result from contracts with customers primarily in the United States. Credit is extended to customers after an evaluation of credit worthiness.

As of and for the year ended December 31, 2019, one customer accounted for 100% of accounts receivable and one customer accounted for 86% of total revenue. As of and for the year ended December 31, 2018, two customers accounted for 100% of accounts receivable and two customers accounted for 61% of total revenue.

1.      **Summary of Significant Accounting Policies, Continued:**

**Income Taxes:** Deferred income taxes are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

**Income Tax Uncertainties:**  The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements.  This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.  Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.  The Company is not currently under audit by any tax jurisdiction.

**New Accounting Pronouncements:**

*Revenue Recognition:*  The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018.  In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019.  The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard on its December 31, 2020 consolidated financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

**New Accounting Pronouncements, Continued:**

*Leases:* The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms.  For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments.  The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations.  For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments.  However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations.  The new standard will be effective for periods beginning after December 15, 2021 and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

*Credit Losses:* The FASB issued new guidance over credit losses, which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables.   The new standard will become effective for private companies for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the reporting and economic implication of this new standard.

**Subsequent Events:** Subsequent to December 31, 2019, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's consolidated financial statements is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

Management has evaluated subsequent events through November 23, 2020, the date the consolidated financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying consolidated financial statements.

2.      **Property and Equipment:**

Property and equipment consisted of the following at December 31:

|  | 2019 | 2018 |
|---|---|---|
| Vehicles | $        195,067 | $        172,980 |
| Leasehold improvements | 163,220 | 163,220 |
| Furniture and equipment | 154,872 | 147,799 |
| Machinery and equipment | 25,228 | 20,884 |
|  | 538,387 | 504,883 |
| Less: accumulated depreciation | 375,812 | 291,128 |
|  | $        162,575 | $        213,755 |

Depreciation expense was $84,685 for 2019 and $164,776 for 2018.

3.      **Notes Payable:**

The Company entered into a note payable in 2018 for an original principal amount of $23,965 used to finance a vehicle. The note bears annual interest at a rate of 4.9% with a maturity date of September 2023. The note requires monthly principal and interest payments of $451 and is secured by the underlying vehicle financed. The outstanding balance was $18,512 at December 31, 2019 and $22,543 at December 31, 2018.

The Company entered into a note payable in 2019 for an original principal amount of $22,087 used to finance a vehicle. The note bears annual interest at a rate of 6.97% with a maturity date of August 2023. The note requires monthly principal and interest payments of $529 and is secured by the underlying vehicle financed. The outstanding balance was $20,471 at December 31, 2019.

The future maturities related to the notes payable at December 31, 2019 are as follows:

| Year | Amount |
|---|---|
| 2020 | $        9,685 |
| 2021 | 10,282 |
| 2022 | 10,916 |
| 2023 | 8,100 |
|  | $        38,983 |

4.      **Related Party Transactions:**

During 2019, the Company entered into a note payable with a shareholder of the Company for an original principal amount of $60,000. The note bears annual interest at a rate of 7% with an original maturity date of August 2019. The original maturity date was extended to February 2020 when the note was paid in full.  The outstanding balance was $5,500 at December 31, 2019.

Included in accrued expenses on the consolidated balance sheets are amounts due to the Founder/Chief Executive Officer for unpaid compensation in the amounts of $190,744 and $62,859 at December 31, 2019 and 2018, respectively.  See also Note 10.

5.      **Stockholders' Equity:**

Effective October 5, 2016, the Company amended its articles of incorporation to increase the number of authorized shares to 16,203,702 shares of stock, consisting of 14,351,851 shares of common stock, $.001 par value per share, and 1,851,851 shares of preferred stock, $.001 par value per share.

The Company has issued and outstanding 10,019,604 shares of common stock and 1,210,647 shares of preferred stock at December 31, 2019 and 2018.  The holder of each share of common and preferred stock is entitled to one vote. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

6.      **Stock Option Plan:**

The Company has granted options to certain employees and non-employees pursuant to the terms of its Equity Incentive Plan. Under the Equity Incentive Plan, the maximum number of shares available to be granted is 2,500,000 shares of common stock and the exercise price of each share granted shall be no less than 100% of the fair market value per share on the date of grant.  The term of each option is stated in the award agreement and will be no more than ten years from the date of grant.  All options carry a cliff vesting term of 4 years with various ratable monthly vesting over that period.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The Company uses the Black-Scholes pricing model to value options.

The Company has 963,750 options outstanding at December 31, 2019 and 2018.  There were no options granted, exercised, or forfeited during 2019 or 2018.  All options outstanding were issued at an exercise price of $0.64 per share.

**PERRONE ROBOTICS, INC.**

Notes to Consolidated Financial Statements, Continued

**6.     Stock Option Plan, Continued:**

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2019:

| | | Options Outstanding at December 31, 2019 | | | Options Exercisable at December 31, 2019 | |
|---|---|---|---|---|---|---|
| Exercise Price | Shares | Remaining Contractual Life (years) | Weighted Average Exercise Price | | Shares | Weighted Average Exercise Price |
| $    0.64 | 963,750 | 5.10 | $             0.64 | | 828,100 | $             0.64 |

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2018:

| | | Options Outstanding at December 31, 2018 | | | Options Exercisable at December 31, 2018 | |
|---|---|---|---|---|---|---|
| Exercise Price | Shares | Remaining Contractual Life (years) | Weighted Average Exercise Price | | Shares | Weighted Average Exercise Price |
| $    0.64 | 963,750 | 6.10 | $             0.64 | | 587,163 | $             0.64 |

The Company recognized stock compensation expense of $30,898 and $32,768 in 2019 and 2018, respectively. Unrecognized compensation expense totaling $20,318 is expected to be recognized during 2020.

**7.     Restricted Stock:**

In accordance with the Company's Equity Incentive Plan, the Company issued 31,250 shares of restricted stock to a service provider in September 2017, at which time the vesting on these shares commenced.  The vesting period of these shares is 4 years and they were issued with an exercise price of $0.64 per share.  The Company recognized $5,000 in stock compensation expense related to the vesting of these shares during 2019 and 2018.  As of December 31, 2019 and 2018, the Company had $8,333 and $13,333 included as prepaid expense and other on the accompanying consolidated balance sheets.

8.  **Commitments and Contingencies:**

The Company leases certain facilities under various non-cancellable operating lease agreements on a month-to-month basis with payments equal to $10 per month.  The Company's office lease requires monthly payments of $3,823 and expired in February 2020.  The lease was subsequently renewed on a month-to-month basis.  Rent expense was $61,242 for 2019 and $57,265 for 2018.

9.  **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $3.6 million at December 31, 2019, available to offset future taxable income in accordance with the Internal Revenue Services and state regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

10.  **Prior Period Adjustment:**

The Company increased the January 1, 2018 accumulated deficit by $517,339 to fully allowance the deferred tax asset recorded at December 31, 2017 based on factors noted in Note 10 and to accrue $49,397 for unpaid compensation to the Founder/Chief Executive Officer at December 31, 2017, see Note 4.